Byron Rooney Manuel Garciadiaz byron.rooney@davispolk.com manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

November 1, 2021

Re:	Nu Holdings Ltd.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted October 8, 2021

CIK No. 0001691493

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michelle Miller

Sharon Blume

Tonya K. Aldave

Justin Dobbie

Ladies and Gentlemen:

On behalf of our client, Nu Holdings Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 26, 2021 (the “Comment Letter”). On October 8, 2021, the Company confidentially submitted Amendment No. 2 to the draft registration statement on Form F-1 (the “Amendment No. 2,” and as amended or supplemented from time to time, the “Registration Statement”) relating to a proposed initial public offering of the Company’s Class A ordinary shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised Amendment No. 2 in response to the Staff’s comments and is filing concurrently with this letter, on a public basis via EDGAR, a revised registration statement on Form F-1 (the “Public Registration Statement”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Public Registration Statement. We are also sending, under separate cover, a marked copy of Public Registration Statement showing changes to Amendment No. 2.

Dilution, page 97

1.

You disclose that the number of shares outstanding at June 30, 2021 is 4,229,582,112 after giving effect to the share split which does not agree to the number of share outstanding on page F-53. Please revise your registration statement to ensure all share disclosures reflect recent stock splits and reconcile within. Refer to SAB Topic 4(C)—Change in Capital Structure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-56-57 and F-145-147. The Company respectfully confirms that all share disclosures in the Public Registration Statement reflect the recent share splits.

Certain Relationships and Related Party Transactions

Equity Financings, page 263

2.

We note that the number of preferred shares you disclose that you have issued related to your Series E, E-1, F, F-1, F-2, G and G-1 do not agree to the preferred share detail in the consolidated financial statement footnotes on pages F-53 and F-139. We also note these same differences in Item 7. Recent Sales of Unregistered Securities on pages II-2 and II-3. Please revise your registration statement to ensure all share disclosures reflect recent stock splits and reconcile within. Refer to SAB Topic 4(C)—Change in Capital Structure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-56-57 and F-145-147 to provide the number of shares both as of the date of issuance and after giving effect to the recent stock splits. The Company respectfully confirms that all share disclosures in the Public Registration Statement reflect the recent share splits.

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Please do not hesitate to contact me at 212-450-4658 or byron.rooney@davispolk.com or Manuel Garciadiaz at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:	David Vélez Osorno, Chief Executive Officer, Nu Holdings Ltd.

Guilherme Lago, Chief Financial Officer, Nu Holdings Ltd.

Manuel Garciadiaz, Davis Polk & Wardwell LLP

Donald Baker, White & Case LLP

John Guzman, White & Case LLP

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